Exhibit 99.1

Obsidian Energy Announces 2020 Reserves Results

•    Total 1P and 2P reserves and reserve life indices increased over 2019

•    Cardium asset reserves replaced 149 percent and 164 percent of associated 2020 production on a 1P and 2P basis, respectively

•    Strong future growth potential with 18 percent increase in undeveloped reserve locations and

27 percent increase in Cardium specific locations

CALGARY, February 17, 2021—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce its independent reserves evaluation for the year ended December 31, 2020, prepared by Sproule Associates Limited (“Sproule”).

“We’re extremely pleased with our reserves results in 2020,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “It was a challenging year with extreme oil price volatility impacting all aspects of our business. Despite this environment, our team continued to deliver strong results by drilling some of the most prolific wells in the Cardium that the Company has seen to date. Due to a combination of our deep Cardium inventory and continued cost efficiency gains, we achieved our fourth straight year of greater than 100 percent reserve replacement on total proved reserves and total proved plus probable reserves despite the significantly lower commodity price environment.”

HIGHLIGHTS

•

On a corporate basis, we replaced 64 percent of 2020 production (prior to asset divestitures) on a proved developed producing (“PDP”) basis, 113 percent on a total proved reserves (“1P”) basis and 125 percent on a total proved plus probable reserves (“2P”) basis, inclusive of commodity price impact.

○

The Company achieved a 96 percent PDP replacement of 2020 production on a comparable commodity price basis to our year-end 2019 results, notwithstanding Obsidian Energy’s decision to defer adding new PDP reserves and production from additional drilling in the second half of 2020. The Company carefully managed our capital expenditures during 2020 in response to the volatile commodity price environment, reducing our drilling program by approximately half from 2019 levels, and, as a result, our corresponding new well PDP additions. This PDP performance demonstrates the strength of our underlying asset base and compelling go-forward opportunity set as oil prices continue their recovery.

○

Reserve replacement was driven by strong underlying asset base performance and the 2020 Cardium drilling program in Willesden Green. Cardium replacement was approximately 149 percent and 164 percent on a 1P and 2P basis, respectively. Our Cardium assets account for 90 percent of the Company’s undeveloped reserves.

•

Our optimization capital program continued to deliver strong results and successfully added 1.6 mmboe of PDP reserves with capital expenditures of $8.5 million resulting in a compelling PDP reserve addition cost of $5.31 per boe.

•	On a 2P basis, development costs for our operated capital activity in 2020 were $9.44 per boe.

•	Finding and development (“F&D”) costs excluding changes in future development capital (“FDC”) were $4.97 per boe, and F&D including changes in FDC were $10.29 per boe.

•

Our total undeveloped reserve locations remain conservatively booked and highly achievable with 213 total net locations booked (including 172 net locations in the Cardium) and total FDC of $636 million (approximately $127 million per year).

○	This is an increase of 18 percent over total net locations and 27 percent in Cardium locations booked in 2019 (180 and 135 net locations, respectively).

•	Obsidian Energy’s corporate reserve life index (“RLI”) is approximately 8.5, 11.4 and 14.3 years on a PDP, 1P, and 2P basis, respectively (2019: 8.1, 10.7 and 13.8 years, respectively).

•

Before-tax net present value discounted at 10 percent (“NPV10”) for 2P decreased by 26 percent, or $483 million, to $1.2 billion at December 31, 2020. This change is driven by materially lower oil commodity price forecasts at December 31, 2020 compared to 2019.

SUMMARY OF 2020 RESERVES

Sproule conducted an independent reserves evaluation of 100 percent of our reserves effective December 31, 2020 using a four-consultant average (“IC4”) of forecast commodity prices and assumptions at December 31, 2020. This evaluation was prepared in accordance with definitions, standards, and procedures set out in COGEH and National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Reserves included below are company share gross reserves which are the Company’s total working interest reserves before the deduction of any royalties and excluding any royalty interests payable to the Company. The numbers in the tables below may not add due to rounding.

Summary of Reserves

As at December 31, 2020

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reserve Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved
Developed producing	31	3	6	127	61
Developed non-producing	0	0	0	3	1
Undeveloped	20	1	3	56	33

Total Proved	51	4	8	185	95
Total Probable	16	3	3	68	33

Total Proved plus Probable	67	7	12	253	128

Reserves Reconciliation – Total Proved

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Proved
December 31, 2019	51	6	8	173	94
Extensions	0	0	0	0	0
Infill Drilling	3	0	0	8	5
Improved Recovery	0	0	0	0	0
Technical Revisions	4	0	1	31	10
Discoveries	0	0	0	0	0
Acquisitions	0	0	0	0	0
Dispositions	(0)	0	(0)	(0)	(0)
Economic Factors	(2)	(1)	(0)	(8)	(5)
Production	(4)	(1)	(1)	(19)	(9)

December 31, 2020	51	4	8	185	95

Reserves Reconciliation – Proved Plus Probable

	Light & Medium Crude Oil	Heavy Crude Oil & Bitumen	Natural Gas Liquids	Conventional Natural Gas	Barrel of Oil Equivalent
Reconciliation Category	(mmbbl)	(mmbbl)	(mmbbl)	(bcf)	(mmboe)
Total Proved Plus Probable
December 31, 2019	67	9	11	236	126
Extensions	0	0	0	0	0
Infill Drilling	6	0	1	18	10
Improved Recovery	0	0	0	0	0
Technical Revisions	0	(0)	1	27	5
Discoveries	0	0	0	0	0
Acquisitions	0	0	0	0	0
Dispositions	(0)	0	(0)	(0)	(0)
Economic Factors	(2)	(1)	(0)	(8)	(4)
Production	(4)	(1)	(1)	(19)	(9)

December 31, 2020	67	7	12	253	128

Summary of Before Tax Net Present Values

As at December 31, 2020(1)

Net Present Values	Discount Rate
$ millions	Undiscounted	5 Percent	10 Percent	15 Percent	20 Percent
Proved
Developed producing	890	931	743	613	525
Developed non-producing	20	15	12	10	9
Undeveloped	642	335	183	100	49

Total Proved	1,552	1,282	938	723	583
Total Probable	854	415	251	170	124

Total Proved plus Probable	2,406	1,697	1,189	894	707

(1)

The December 31, 2020 reserve net present values include only active Obsidian Energy existing well, facility, and pipeline decommissioning liability estimates, which totals $26 million NPV10. The December 31, 2019 net present value incorporated all well, pipelines, and facility decommissioning liability estimates, totaling $61 million NPV10.

Future Development Capital

As at December 31, 2020

$ millions	Total Proved	Total Proved Plus Probable
2021	98	120
2022	85	113
2023	95	124
2024	111	128
2025	87	151
2026 and subsequent	0	0

Total, Undiscounted	476	636

Total, Discounted @ 10%	380	502

Summary of Pricing and Inflation Rate Assumptions

As at December 31, 2020(1)

Sproule Forecast	WTI Cushing, Oklahoma ($US/bbl)		Canadian Light Sweet Crude 40° API ($Cdn/bbl)		Natural Gas AECO-C Spot ($Cdn/mmbtu)		Exchange Rate ($US/$Cdn)
Year	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)
Forecast
2021	46.88	65.00	55.13	78.51	2.74	2.27	0.77	0.77
2022	51.14	67.00	60.61	78.73	2.70	2.81	0.77	0.80
2023	54.83	68.34	64.68	80.30	2.65	2.89	0.77	0.80
2024	56.48	69.71	66.73	81.91	2.69	2.98	0.77	0.80
2025	57.62	71.10	68.11	83.54	2.74	3.06	0.77	0.80
2026	58.77	72.52	69.52	85.21	2.81	3.15	0.77	0.80
2027	59.94	73.97	70.95	86.92	2.86	3.24	0.77	0.80
2028	61.14	75.45	72.40	88.66	2.91	3.33	0.77	0.80
2029	62.36	76.96	73.89	90.43	2.97	3.42	0.77	0.80
2030	63.61	78.50	75.37	92.24	3.02	3.51	0.77	0.80

(1)	Prices escalate at two percent after 2030, with the exception of foreign exchange which stays flat.
(2)	2019 pricing forecasts used Sproule only estimates; 2020 utilized IC4 pricing (Sproule, GLJ Petroleum Consultants, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory).

The financial and operating information in this press release is based on estimates and is unaudited. Some of the terms below do not have standardized meanings. Further detail can be found in the “Oil and Gas Advisory” section contained in this release. Additional reserve information as required under NI 51-101 will be included in our Annual Information Form as at December 31, 2020, which will be filed on SEDAR, EDGAR, and posted to our website in March.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

This press release contains a number of oil and gas metrics, including “F&D costs”, and “RLI” which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. F&D costs are the sum of exploration and development costs incurred in the period, plus the change in estimated future development capital for the reserves category, all divided by the change in reserves during the period. F&D costs exclude the impact of acquisitions and divestitures. RLI is calculated as total Company gross reserves divided by Sproule’s forecasted 2020 production for the associated reserve category. Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
mmbbl	million barrels	mmcf	million cubic feet
boe	barrel of oil equivalent	bcf	billion cubic feet
mmboe	million barrels of oil equivalent	mcf/d	thousand cubic feet per day
WTI	West Texas Intermediate	mmcf/d	million cubic feet per day
		mmbtu	million British thermal units
		AECO	Alberta benchmark price for natural gas

API	American Petroleum Institute
*API	The measure of the density of gravity of liquid petroleum products derived from a specific gravity

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our locations; what our 2020 PDP performance demonstrates and the go-forward opportunity as oil prices continue to recover; that additional reserve information, as required under NI 51-101, will be included in our Annual Information Form which will be filed on SEDAR, EDGAR and our website in March; and our expected RLIs.

We will have the ability to continue as a going concern going forward and realize our assets and discharge our liabilities in the normal course of business; our ability to complete asset sales and the terms and timing of any such sales; the impact of regional and/or global health related events on energy demand; global energy policies going forward; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; future taxes and royalties; the continued suspension of our dividend; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully; our ability to obtain financing on acceptable terms, including our ability to renew or replace our reserve based loan; that we are able to move forward through the various reconfirmation, redetermination dates with the credit facility and our ability to finance the repayment of our senior secured notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Obsidian Energy can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that the semi-annual borrowing base re-determination under our reserve-based loan is not acceptable to the Company or that we breach one or more of the financial covenants pursuant to our amending agreements with holders of our senior secured notes; the impact that any government assistance programs could have on the Company in connection with, among other things, the COVID-19 pandemic and other regional and/or global health related events; the possibility that we are not able to continue as a going concern and realize our assets and discharge our liabilities in the normal course of business; the impact on energy demands due to regional and/or global health related events; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively. All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com